1 Corporate Way
Lansing, MI 48951
517/381-5500

April 30, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson Real Assets Fund
File Nos: 333-276061 and 811-23920

Dear Sir/Madam:

We are transmitting for filing through EDGAR Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 3 under the Investment Company Act of 1940, as amended (the “1940 Act”), for the above-referenced Registrant.  This filing is being made to reflect that the Registrant may make investments in Private Funds directly or indirectly through one or more wholly owned or primarily controlled subsidiaries.

If you have any questions concerning this filing, please contact me at 517-574-2089.

Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Vice President & Assistant Secretary

encs.